Exhibit 99.1

Notice of Annual and Special Meeting on July 21, 2022

CALGARY, AB, July 7, 2022 /CNW/ - Sundial Growers Inc. (Nasdaq: SNDL) ("Sundial" or the "Company") announces that its forthcoming Annual and Special Meeting of shareholders (the "Meeting") will be held on July 21, 2022 at 1 p.m. MDT (3 p.m. EDT).

The current nominees for election to the Board of Directors (the "Board"), include existing board members Greg Mills, Zach George, Gregory Turnbull, Bryan Pinney, and Lori Ell. At the Meeting, the Company will also seek the approval of its shareholders to, among other items, consolidate all of its issued and outstanding shares (the "Consolidation") on the basis of a consolidation ratio of between 10:1 and 25:1 (the "Consolidation Ratio"). Sundial is currently not in compliance with Nasdaq's $1 minimum bid price requirements. The proposed Consolidation is expected to enable Sundial to avoid a delisting event that could cause material disruption through the reduction of both trading liquidity and access to capital.  If the Consolidation resolution is approved by shareholders at the Meeting, the Board will have discretion to determine the final Consolidation Ratio within the shareholder-approved parameters.

"Sundial shareholders have played a key role in the Company's growth into the largest private market, regulated products platform in Canada," said Greg Mills, Chair of the Board. "Every shareholder has a role to play in the future direction of the Company. We encourage our shareholders to actively participate in the governance of the Company by voting their shares. Having considered factors including trading liquidity, access to capital, and regulatory restrictions, our Board believes that it is in the best interest of Sundial and its shareholders to maintain its Nasdaq listing and has tabled the Consolidation resolution to do so."

Voting and Meeting Reminders

The Company also reminds shareholders that the deadline for submission of voting proxies for the Meeting is July 19, 2022 at 1 p.m. MDT. Shareholders are encouraged to vote by Proxy in advance of the Meeting by one of the methods described in the form of Proxy (the "Proxy") and management information circular (the "Circular"). Additional instructions may be found in Sundial's Proxy and Circular on www.sndlgroup.com in the Investor section and on SEDAR and EDGAR.

All shareholders will have the opportunity to participate in the Meeting online. Only registered shareholders and duly appointed proxyholders will be able to vote in real time at the Meeting. Shareholders who hold their common shares with a bank, broker, or other financial intermediary and wish to vote at the Meeting must carefully follow the instructions provided by their intermediary.

To participate online please use the following information:
Link: https://web.lumiagm.com/263589432
Meeting ID: 263 – 589 – 432
Password: sundial2022
Registered Shareholder Number: Listed on your form of Proxy

About Sundial Growers Inc.

Sundial is a public company whose shares are traded on Nasdaq under the symbol "SNDL." Its business is operated and reported in four segments: Cannabis Production and Cultivation, Cannabis Retail, Liquor Retail, and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, Sundial's 'craft-at-scale' modular growing approach, award-winning genetics, and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto, Spiritleaf Selects, and Grasslands. Sundial is the largest private sector cannabis and liquor retailer in Canada. The Company's retail banners include Spiritleaf, Value Buds, Wine and Beyond, Liquor Depot, and Ace Liquor. Sundial's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking-statements in this release include, but are not limited to, the expectation that Sundial will avoid a delisting event should the proposed Consolidation be approved by shareholders and the Board and effected. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions, including but not limited to assumptions with respect to the potential Consolidation, were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Director, Investor Relations and Communications, Sundial Growers Inc., O: 1.587.327.2017, E: investors@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 18:13e 07-JUL-22